EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Company Name	Jurisdiction/Country
Hifn Limited	United Kingdom
Hifn Netherlands B.V.	Netherlands
Hifn Japan K.K	Japan
Hifn International	Cayman Islands
− Hifn (Hangzhou) Information Technologies Co., Ltd. (previously known as Saian (Hangzhou) Microsystems, Co., Ltd.)	People’s Republic of China
− Hangzhou Ansai Information Technology Co., Ltd., (contractually controlled)	People’s Republic of China